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SEC 05040535 ISSION

VF 3-23-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42095

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Penson Financial Services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Pacific Avenue, Suite 1400
(No. and Street)

Dallas (City) TX (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel P. Son 214-765-1100 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

700 N. Pearl, Suite 2000 (Address) Dallas (City) TX (State) 75201 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel P. Son, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Penson Financial Services, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



VICKI MYERS
Notary Public, State of Texas
My Commission Expires 09-18-06

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BDO Seidman, LLP
Accountants and Consultants

700 N. Pearl, Suite 2000
Dallas, Texas 75201-2867
Telephone: (214) 969-7007
Fax: (214) 953-0722

Report of Independent Certified Public Accountants

Stockholders and Board of Directors
Penson Financial Services, Inc.
Dallas, Texas

We have audited the accompanying statement of financial condition of Penson Financial Services, Inc. (the Company), a wholly owned subsidiary of SAI Holdings, Inc. as of December 31, 2004, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Penson Financial Services, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Dallas, Texas
February 23, 2005

Penson Financial Services, Inc.
Statement of Financial Condition
December 31, 2004

Assets:	
Cash and cash equivalents	$ 22,581,304
Cash and securities segregated under federal and other regulations	551,546,030
Receivable from customers and noncustomers, net of allowance of $5,491,315	589,830,858
Receivable from correspondents	21,509,319
Receivable from broker-dealers and clearing organizations	97,066,129
Receivable from parent	9,269,057
Securities borrowed	275,088,420
Securities owned, at market value	56,688,855
Deposits with clearing organizations	100,056,354
Property and equipment, less accumulated depreciation of $15,575,085	3,555,119
Other assets	4,367,983
Total assets	$ 1,731,559,428
Liabilities:	
Payable to customers and noncustomers	$ 811,731,163
Payable to correspondents	77,632,984
Payable to broker-dealers and clearing organizations	59,803,126
Securities loaned	507,846,303
Firm loans payable to banks	42,012,964
Customer loans payable to banks	137,621,000
Accounts payable, accrued expenses and other liabilities	19,650,528
Total liabilities	1,656,298,068
Commitments and Contingencies	
Stockholder's Equity:	
Preferred stock	100,000
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	56,559,065
Retained earnings	18,601,295
Total stockholder's equity	75,261,360
Total liabilities and stockholder's equity	$ 1,731,559,428

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Penson Financial Services, Inc. (the Company), a North Carolina corporation, is a broker- dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a wholly owned subsidiary of SAI Holdings, Inc. (Parent) which in turn is a wholly owned subsidiary of Penson Worldwide, Inc. (PWI). The Company's operations include SAMCO Capital Markets (SAMCO), which operates as a division of the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions - Proprietary securities transactions are recorded on a trade-date basis as if they had settled. Profit and loss arising from securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis and are included in other revenue in the statement of operations. Customer securities transactions are reported on a settlement- date basis with related commission income and expenses recorded on a trade-date basis and included in net revenues from clearing operations in the statement of operations.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. All such pending transactions settled after December 31, 2004 without material adverse effect on the Company's results of operations and financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Securities Lending Activities - Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives in the form of cash an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Collateral - The Company reports assets it has pledged as collateral in secured borrowings and other arrangements when the secured party cannot sell or repledge the assets or the Company can substitute collateral or otherwise redeem it on short notice. The Company generally does not report assets received as collateral in secured lending and other arrangements because the debtor typically has the right to redeem the collateral on short notice.

Income Tax - The Company utilizes FASB Statement No. 109, *Accounting for Income Taxes,* to account for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized and measured based on the likelihood of realization of the related future tax benefit. The Company is included in the consolidated federal and state tax returns filed by PWI. The Company calculated its income tax expense on a stand-alone basis, at the maximum federal rate of 34% plus an estimated provision for state taxes.

Property and Equipment - Property and equipment are stated at cost and consist primarily of purchased software of $10,128,076 and furniture and equipment of $9,002,128. Depreciation and amortization is generally provided on a straight-line basis using estimated useful lives of three to five years.

Cash Equivalents - The Company considers cash equivalents to be highly liquid investments with original maturities at time of purchase of less than 90 days that are not held for sale in the ordinary course of business.

Fair Value of Financial Instruments - The financial instruments of the Company are reported on the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Allowance for Doubtful Accounts - The Company maintains an allowance for doubtful accounts that represents amounts, in the judgment of management, necessary to adequately absorb losses from and inherent risks in outstanding receivables from customers and correspondents. Provisions made to this allowance are charged to operations based on anticipated recoverability. The allowance at December 31, 2004 was $6,941,315.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3- SEGREGATED ASSETS

At December 31, 2004, cash and securities segregated under federal and other regulations totaled $551,546,030. Of this amount, $535,443,246 was segregated for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission, against a requirement as of January 4, 2005 of $561,741,068. An additional deposit of approximately $48,000,000 was made on January 4, 2005. The remaining balance of $16,102,784 at year-end relates to the Company's election to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers (PAIB) calculation, as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondent's net capital calculation. As of January 4, 2005, the Company had a PAIB reserve requirement of approximately $20,975,178. An additional deposit was made on that day of approximately $10,000,000.

NOTE 4 - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2004, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 53,976,020	$ 42,210,332
Receivable from/payable to clearing organizations	43,090,109	17,592,794
	$ 97,066,129	$ 59,803,126

NOTE 5 - RECEIVABLE FROM CUSTOMERS AND NONCUSTOMERS

Accounts receivable from and accounts payable to customers and noncustomers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for margin loans made to customers. Such collateral is not reflected on the statement of financial condition.

NOTE 6 - SECURITIES OWNED

Securities owned consist of equity investments made in publicly traded equities, government securities as well as investments in certificates of deposit, each with an original maturity of greater than 90 days as follows:

		Market Value
Federal, state and municipal	$	45,589,062
Corporate		6,190,387
Certificates of deposit		4,909,406
Total	$	56,688,855

Private equity securities are those securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to securities or to the Company. At December 31, 2004, the Company had $236,184 of private equity securities valued at estimated fair market values which are included in other assets in the statement of financial condition.

NOTE 7 - PAYABLE TO BANKS

As of December 31, 2003, the Company's short-term bank loans consist of four lines of credit. Three of the lines of credit permit the Company to borrow in aggregate up to $75,000,000. The fourth line of credit has no stated borrowing capacity. These lines of credit have no stated expiration dates.

The Company had a total of $179,633,964 outstanding at December 31, 2004, under its four existing lines of credit recorded in firm loans payable to banks and customer loans payable to banks in the statement of financial condition. Borrowings under these agreements bear interest at a rate that varies with the federal funds rate, which approximated 2.25% at December 31, 2004. They are generally secured by customers' securities on margin and noncustomer securities, and are repayable on demand. The notes were fully collateralized at December 31, 2004.

NOTE 8 - INCOME TAXES

The current tax expense and deferred income taxes consisted of the following as of December 31, 2004:

Current tax expense:		
Federal	$	5,201,906
State		852,503
Total current expense		6,054,409
Deferred expense:		
Federal		1,885,664
State		-
Total deferred benefit		1,885,664
Total tax expense	$	7,940,073

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Deferred income taxes consisted of the following:

Deferred tax liability:		
Property and equipment	$	286,735
Deferred tax asset:		
Bad debt reserve		2,428,564
Prepaid assets		30,057
Total deferred tax assets		2,458,621
Total deferred tax asset, net	$	2,171,886

The Company is included in the consolidated federal and state tax returns filed by PWI. Therefore, the deferred tax asset is included in due from affiliate as of December 31, 2004. No valuation allowance at December 31, 2004 is necessary to reduce the deferred tax asset as it will more likely than not be realized by PWI.

NOTE 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company purchases and sells securities as both principal and agent. If another party to the transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company deposits customers' margin securities with lending institutions as collateral for borrowings. If a lending institution does not return a security, the Company may be obligated to purchase the security in order to return it to the customer. In such circumstances, the Company may incur a loss equal to the amount by which the market value of the security exceeds the value of the loan from the institution.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's or broker's obligations. The Company seeks to control the risks associated with its customer or broker activities by requiring customers and brokers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers or brokers to deposit additional collateral or to reduce positions when necessary.

The Company's policy is to continually monitor its market exposure and counterparty risk. The Company does not anticipate nonperformance by counterparties and maintains a policy of reviewing the credit standing of all parties, including customers, with which it conducts business.

For customers introduced on a fully disclosed basis by other broker-dealers, the Company has the contractual right of recovery from such introducing broker-dealers in the event of nonperformance by the customer. In the event the customer or introducing broker does not perform, the Company is at risk of loss.

The Company is a market maker for certain public corporations, primarily regional banks. The Company selects companies in which it makes a market based on a review of the current market activity and also to facilitate trading activity of its own clients. Market making activities may result in concentrations of securities, which may expose the Company to additional off-balance sheet risk.

NOTE 10 - TRANSACTIONS WITH RELATED PARTIES

At December 31, 2004, the Company had a receivable of $9,269,057 from SAI for payments made by the Company on behalf of SAI to support the operations of SAI and its affiliated companies. The balance is non-interest bearing and has no fixed terms of repayment. The Company paid $237,900 to SAI for leased equipment during the year.

The Company collects fees from certain of its correspondents relating to their use of software products sold by technology companies owned by SAI. These fees are credited to SAI. The Company is the clearing broker for a broker dealer owned by SAI.

NOTE 11 - PROFIT SHARING PLAN

The Company sponsors a defined contribution 401(k) profit sharing plan (the Plan) that covers substantially all employees. Under the Plan, the Company may make a discretionary contribution determined by the Board of Directors. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements. During 2004, the Company contributed $612,849 to the Plan.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

The Company leases furniture and equipment under a capital lease and leases office space and certain other furniture and equipment under operating leases. For the year ended December 31, 2004, total rent expense was $4,727,522. Minimum noncancelable lease payments required under operating leases for the years subsequent to December 31, 2004, are as follows:

		Amount
2005	$	1,863,126
2006		1,490,589
2007		1,503,706
2008		1,478,098
2009		6,546
Total	$	6,342,065

The Company is named in various legal matters arising in the ordinary course of business. Management does not believe the resolutions of these matters will have a material impact on the Company's financial condition.

NOTE 13 - TRANSACTIONS WITH MAJOR CUSTOMERS

For the year ended December 31, 2004, one correspondent accounted for approximately 11% of the Company's total revenues.

NOTE 14 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances, as defined in the SEC's Reserve Requirement Rule (Rule l5c3-3). At December 31, 2004, the Company had net capital of $52,081,222 and was $37,076,095 in excess of its required net capital of $15,005,127.